UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 19, 2025, ZOOZ Power Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting, the proxy statement for the Meeting and the proxy card for the Meeting, were filed by the Company with the Securities and Exchange Commission (the “Commission”) as Exhibits 99.1-99.3, respectively, to its Report on Form 6-K on August 15, 2025 and an amended notice of the Meeting, proxy statement for the Meeting and proxy card for the Meeting, amending the time set for the Meeting, were filed by the Company with the Commission as Exhibits 99.1-99.3, respectively, to its Report on Form 6-K on September 9, 2025.

At the Meeting, the Company’s shareholders voted on all of the proposals described in the proxy statement for the Meeting. All the proposals brought before the shareholders at the Meeting were approved by the requisite majority vote of the Company’s shareholders.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280, 333-288916 and 333-289655.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Shareholders Approve Previously Announced $180 Million Private Placement and Bitcoin Treasury Reserve Strategy, Along with All Related Proposals

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: September 19, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board